

YOPI

Advanced Personal Companion for Health & Fitness







Elevator Pitch

YOPI revolutionizes personal fitness wearables

What?

Paradigm Change

- Oxygen consumption VO2 measurement without a mask
- Monitoring physiological condition 24/7
- On-line Health & Fitness personal companion

How?

Breakthrough Technology

- Innovative Patent Pending Sweat Bio-Sensors
- Sophisticated methods and Algorithms

Why?

Hot Market

- Fast growing to $10 Billion by 2020
- Driven by demand

The Team

Combine Experience Entrepreneurs, Mangers & Talented Scientists



Hemi Re'em

President & BD

An experienced entrepreneur & manager with a wide skillset and 25 years of experience in managing, planning and implementing business & marketing strategies.
Founder of Orycle
VP R&D & BD at Magen EcoEnergy, IMI & ApNano



Dr. Menachem Genut

CSO

A serial entrepreneur, senior manager and prolific innovator in the fields of Materials Science, Semiconductor Manufacturing, Chemistry and Nanotechnology.
Founder & Lead ApNano Materials to exit,
Co-founder of ORAMIR Semiconductor Equipment



David Freidenberg

CEO

An experience managing director with more than 15 years hand-on activity in the IT & Telecommunication hardware and software high tech industry.

Professional Team

Bio-Sensor Team Leader	**Prof. Fernando Patolsky**
Algorithm Team Leader	**Dr. Ronen Almog**
Head of Physiological Dep.	**Dr. Shon Portal**
Head of Electronic Dep.	**Tzvi Shpitalnik**
Marketing Consultant - Team Sport Industry	**David Blu**

The Challenge

Training must be personalized to each individual to be effective

Training with Heart rate by itself, as measured by trackers today is based on statistics and not on personal abilities

Oxygen consumption VO_2 is individual and depends on physiology and fitness level

Oxygen consumption VO_2 is a key factor for optimal training

Today, the only way to measure Oxygen consumption VO_2 and VO_2Max is indoor, in a laboratory using special equipment and a mask

YOPI is going to change it



YOPI IS A TRUE REVOLUTION IN THE FITNESS TRACKER MARKET

YOPI measures Oxygen consumption VO$_2$ in real time, from the user body and biomarkers from the sweat

YOPI gives on-line, dynamic instructions according to present physiology and goals

YOPI monitors the fitness level and also customize in health condition



Unique Competitive Advantages

▶ **YOPI** supply an on line constant dynamic training instructions according to individual physiology and goals

▶ **YOPI** real-time feedback gives each individual the ability to train at peak efficiency while maintaining healthy condition.

From an independent Market Review:

Summary
"Within this current web research ….., no bio-sensor – based technology solution for real time monitoring of oxygen consumption, similar to YOPI's was found. "

Market Opportunity

2016

61 million units

$4.6B market

▶

2020

187 million units

$9.8B market

Source: CCS Insights

Global Revenue in the Fitness segment ($M)



17% CAGR

Source: Statista

Competition - Worldwide Status

The competition to YOPI originates from existing fitness trackers as well as fitness trackers that are in development and will reach the market in conjunction with YOPI.
Additional (though indirect) competition may arise from smartwatches & mobile apps that offer personal training programs by connecting to existing fitness trackers.

Existing Fitness Trackers

There are dozens of different fitness trackers in the market today; however, most of them are extremely basic and usually only inaccurate step count, distance, and heart-rate monitoring. The market is led by several major brands such as Garmin and Polar, Fitbit, Etc.

Planned Fitness Trackers

The fitness tracker market is dynamic and new products are announced and developed constantly. The company's product launch will be in 12-18 months and as such will face competition from new trackers not yet available on the market.

ECCRINE

Eccrine Systems® is developing non-invasive, electronic wearable systems that measure and transmit real-time data about human sweat. Lately raised $5.5 million, c**oncentrating mostly on the health market**

Strengths

Unique and patented technology

Monitoring personal physiology online and training in real time accordingly

Looking after the user health condition 24/7 and advising accordingly

Weakness

New player in the market

Need to educate the market

Opportunities

Fast growing markets

There is a need to more advance sophisticated monitoring

All new market in the sport team market

Threat

Market's awareness is only for Heart rate monitoring

Markets leaders such as Fitbit, Garmin, Polar

Business Model

Wearable - Hardware Sales



Online + retail outlets

Target Price: $149-$199

Mobile app - Subscription



Per module monthly subscription pricing

$3/month for running module
$5/month for running + cycling modules

Sport Teams & Professionals Athletes

Specials Solution

Hardware & Software





Timeline Post Financing

- **Month 2** — **Step 1**: Team Building
- **Month 4** — **Step 2**: Initial Prototype
- **Month 9** — **Step 3**: Working Prototype
- **Month 13** — **Step 4**: First Production Batch & Crowd-funding Campaign
- **Month 16** — **Step 5**: Retail sales

YOPI
Your Personal Health & Fitness Companion

Thank You

 info@yopitech.com

 +1-917-6856583